TAO MINERALS LTD.

Officina 618, Ventura Mall

Carrera 32 No.1 B Sur 51

Medellin, Colombia

web site: taomining.com

Phone: 0115743110720

May 5, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street North East

Mailstop 4561

Washington, DC 20549

Attention:	William H. Demarest, Staff Accountant

Dear Sirs:

Re: Tao Minerals Ltd. (the “Company”) Form 8-K and Form 8-K/A Filed April 5, 2006 and April 6, 2006 Your File No. 333-123560

In connection with your letter of April 6, 2006, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in order. Please do not hesitate to contact the undersigned should you have any questions in this regard.

Yours truly,

TAO MINERALS LTD.

Per:	/s/ Gordon Samson
GORDON SAMSON
Director and CFO